UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PennyMac Financial Services, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

70932B101

(CUSIP Number)

Alan M. Stark, Esq.

411 N. New River Dr. E. # 2201

Fort Lauderdale FL 33301

954-522-4110

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 1,846,600
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 913,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,846,600
	10	SHARED DISPOSITIVE POWER 913,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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1	NAMES OF REPORTING PERSON OMEGA CAPITAL PARTNERS LP Tax ID: 13-3628306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER* -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER* 652,500
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 652,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of Class A Common Stock (the “Shares”), of PennyMac Financial Services, Inc. (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 6101 Condor Drive, Moorpark CA 93021

Item 2 Identity and Background

a. This statement is filed on behalf of Leon G. Cooperman (“Mr. Cooperman”) and Omega Capital Partners LP (“Capital LP”).

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P.(“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

b. The address of Mr. Cooperman is 17024 Brookwood Drive, Boca Raton FL 33496. .The principal business office of Capital LP, Investors LP, Equity LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.

c. The principal occupation of Mr. Cooperman is set forth above in subparagraph a above and incorporated herein by reference.

d. During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Cooperman is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration.

The source of Funds for all purchases was working capital. A total of 2,750,000 Shares was purchased on May 9, 2013 for $18.00 in an initial public offering pursuant to a Prospectus filed pursuant to Rule 424(b) (1) with the SEC on May 9, 2013. An additional 9,600 Shares were purchased on May 14, 2013 for $19.71 by the Managed Accounts.

Item 4 Purpose of Transaction.

The Shares were acquired for investment purposes. The Reporting Persons may cause further acquisitions of additional Shares through (i) purchases or sales from time to time in the open market at prices prevailing in the market at the time of such purchases or sales, (ii) privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases or sales, or (iii) a combination of open market and privately negotiated transactions.

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Such acquisition or sale of additional Shares on behalf of the Reporting Persons will be, in all cases, subject to the availability of Shares at prices deemed by such Reporting Persons to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will cause the purchase or sale of any additional Shares or that the Reporting Persons will be causing the purchase or sale of additional Shares at any given time, nor can there be any prediction regarding the number of Shares over which the Reporting Persons will have voting or dispositive power at any given time or from time to time. The Reporting Persons reserve the right to cause the sale or other disposition of any or all of these Shares at any time or from time to time.

The Reporting Persons may also engage in any hedging or similar transactions with respect to the Shares.

Item 5 Interest in Securities of the Issuer.

a. Mr. Cooperman may be deemed the beneficial owner of 2,759,600 Shares which constitutes approximately 21.6 % of the total number of Shares deemed outstanding. This has been calculated based on 12,777,777 Shares outstanding as reported on the Issuer’s Form 8-K filed with the SEC on May 14, 2013. This consists of 652,500 Shares owned by Capital LP; 198,400 Shares owned by Investors LP; 286,600 Shares owned by Equity LP; 709,100 Shares owned by Overseas; and 913,000 Shares owned by the Managed Accounts.

Capital LP may be deemed the beneficial owner of 652,500 Shares which constitutes approximately 5.1% of the total number of Shares deemed outstanding.

b. Mr. Cooperman has:

(i)	Sole power to vote or to direct the vote:	1,846,600

(ii)	Shared power to vote or to direct the vote:	913,000

(iii)	Sole power to dispose or to direct the disposition of:	1,846,600

(iv)	Shared power to dispose or to direct the disposition of:	913,000

Capital LP has shared power to vote or to direct the vote and to dispose or to direct the disposition of 652,500 Shares.

c. Mr. Cooperman has purchased the following Shares within the last 60 days;

May 9, 2013 in the Initial Public Offering:

652,500 Shares by Capital LP for $18.00

198,400 Shares by Investors LP for $18.00

286,600 Shares by Equity LP for $18.00

709,100 Shares by Overseas for $18.00

903,400 Shares by the Managed Accounts for $18.00

May 14, 2013 in a market transaction:

9,600 Shares by the Managed Accounts for $19.71

d. Not Applicable

e. Not Applicable

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

Exhibit A below.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013
LEON G. COOPERMAN By: Alan M. Stark, POA

/s/ Alan M. Stark

Omega Capital Partners, L.P.

By: Omega Associates, L.L.C.
By: LEON G. COOPERMAN, Managing Member
By: Alan M. Stark, POA

/s/ Alan M. Stark

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Exhibit A.

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) and POWER OF ATTORNEY

The undersigned persons hereby agree that reports on Schedule 13D and 13G and amendments thereto, with respect to the Common Stock of PennyMac Financial Services, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Alan M. Stark as his/its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13D and 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 20, 2013

/s/ LEON G. COOPERMAN

Dated: May 20, 2013

Omega Capital Partners, L.P.

By:	/s/ Omega Associates, L.L.C.

/s/ LEON G. COOPERMAN
Managing Member

Date: May 20, 2013

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that LEON G. COOPERMAN (“Mr. Cooperman”) does hereby make, constitute and appoint ALAN M. STARK his true and lawful attorney, to execute and deliver in his name and on his behalf whether he is acting individually or as representative of others, any and all filings required to be made by the Mr. Cooperman under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Mr. Cooperman under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as Mr. Cooperman might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. Mr. Cooperman has the unrestricted right to unilaterally revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 1, 2013.

/s/ LEON G. COOPERMAN
LEON G. COOPERMAN

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